November 4, 2013

U.S. Securities and Exchange Commission	Via Electronic Transmission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Kathryn McHale
Senior Staff Attorney

Re:                             First Internet Bancorp
Registration Statement on Form S-1
Filed September 30, 2013
File No. 333-191475

Dear Ms. McHale:

On behalf of First Internet Bancorp (the “Company”), this letter responds to the comments of the Staff on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) received by letter dated October 25, 2013. For convenience, each of the Staff’s consecutive numbered comments is set forth herein, followed by the Company’s response. This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (the “Amendment”) which is being filed with the Commission by the Company on the date hereof.

General

1.              Please use a readable type size throughout. The summary selected financial data beginning on page 6 is too small.

Response:  The electronic filing of the Amendment incorporates revisions to increase the type size to the selected financial data table and throughout. We confirm that the printed Registration Statement will conform to all applicable type-size and related legibility requirements.

Prospectus Cover Page

2.              Revise to state that this is your initial public offering and confirm that no distribution of the Prospectus will be made until the number of shares is included.

Response: As our attorneys discussed with Ms. Livingston on October 29, 2013, the Company is the successor to First Internet Bank of Indiana (the “Bank”) which conducted a public offering of securities prior to 2006. The Bank’s public offerings were not required to be registered under the Securities Act of 1933 because its shares of common stock were exempt securities under section 3(a)(2).  The issuance of the Company’s shares of common stock in the 2006 holding company reorganization was also a public offering that was exempt from registration under section 3(a)(12) of the Securities Act.  Even though the Amendment does not include the requested revision to state this is our initial public offering, we will include the number of shares to be offered in a future amendment to the registration statement and no distribution of the prospectus will be made until the number of shares is included.

3.              Revise the cover page to state the firm commitment nature of the underwriting arrangements.

Response: The cover page of the preliminary prospectus in the Amendment includes added language that states the firm commitment nature of the underwriting arrangement.

Prospectus Summary

4.              We note that you operate over the internet nationwide, however, please include a brief discussion of your market area, including areas of significant customer concentration, if any, and any material characteristics of those markets.

Response: The Prospectus Summary in the Amendment contains a new subsection entitled “Market Areas” that addresses this comment.

Use of Proceeds, page 4

5.              Revise both here and in the main section, as appropriate, to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Consider providing disclosure discussing management’s expectations of your ability to deploy the capital raised in this offering without significantly diluting your earnings per share. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

Response: The discussion of the use of proceeds in the Prospectus Summary and the main section of the Amendment has been revised in response to this comment.

6.              Expand here and throughout the document to state that management will have broad discretion in the use of the net proceeds.

Response: The Amendment includes revisions in the use of proceeds discussion in the Prospectus Summary and the main section to clarify management’s discretion in the use of the net proceeds.  We also note that the second risk factor on page 16 of the Amendment advises investors of management’s discretion in the use of proceeds.

Risk Factors, page 9

7.              Your risk factor subheadings must state clearly the risks addressed in the narratives. Generally review and revise your subheadings to state the specific risks to investors. For example, revise the subheading of the second risk factor to state the risks involved in the growth of your commercial loan portfolio; revise the first risk factor on page 10 to state the risks of having a business dependent on technology that changes rapidly; revise the fourth risk factor on page 10 to state the risk of being dependent on your management; revise the second and third risk factors on page 11 to state the risks to investors of the riskier nature of consumer loans and your holding company structure, respectively; revise the subheading of the first risk factor on page 12 to state the risks to investors if growth in your mortgage lending business slows; etc.

Response: Certain risk factor subheadings have been revised in the Amendment to more clearly state the risks addressed.  Such revisions include those specifically stated in the Staff’s comment.

Part II.

Recent Sales of Unregistered Securities, page II-2

8.              In accordance with Item 701(b), for each sale in this section, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response: Item 15 of Part II has been revised to provide the additional information requested by the Staff.

Exhibits

9.              Please file the excluded exhibits, including the legal opinion, as we may have comments.

Response: The Amendment includes Exhibits 1.1, 5.1 and 23.1.

Form 10-K for the year ended December 31, 2012

10.       In future filings, please ensure that the documents comply with the form requirements of Rule 12b-10 and are in roman type at least as large and as legible as 10-point modern type throughout. The type size of your documents appears to be less than readable.

Response: The Company intends to accommodate an increased minimum type size throughout its future electronic filings. All physical copies of filings printed by or on behalf of the issuer will be designed conform to all applicable type-size and related legibility requirements.

Item 1. Business, page 1

11.       In future filings disclose here or in your MD&A the risks inherent in your various loan types, noting which are of higher risk.

Response: We will include in the Business section of the Company’s future Annual Reports on Form 10-K a discussion of the risks inherent in the various types of loans in the Company’s loan portfolio, noting which loans are of higher risk.

As specifically requested by the Commission, on behalf of the Company I acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or if we can otherwise assist you in your review of the Registration Statement, please contact the undersigned or the Company’s counsel, David C. Worrell or Joshua L. Colburn of Faegre Baker Daniels LLP, who can be reached at +1 317 569 4883 or +1 612 766 8946, respectively.

Very truly yours,

FIRST INTERNET BANCORP

By:	/s/ Kay E. Whitaker
Kay E. Whitaker
Senior Vice President, Chief Financial Officer and Secretary

cc:                                Jessica Livingston, Staff Attorney